RICHARDSON & PATEL LLP
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Telephone (310) 208-1182
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January 2, 2007

Securities and Exchange Commission
Division of Corporate Finance
350 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Stickel

RE: Spicy Pickle Franchising, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-138228
Filed on December 12, 2006

Mr. Stickel:

Our Company, page 1

1. We note your response to our prior comment 13 and reissue. Noting that you describe your offerings as “healthful,” please tell us how you are certain all of your offerings are healthful and revise.

Response: We have deleted references to the word “healthful”.

2. Also revise to include the price range for each of your signature types of food offerings. We note that you list as a risk factor that your higher prices due to more expensive types of food might deter some purchasers. Including the price ranges might help investors better judge your business plan.

Response: Price ranges for food have been added.

Summary Financial Data, page 4

3. Please revise the table to remove the balance sheet data for the period ended September 30, 2005.

Mr. John Stickel
Securities and Exchange Commission
January 2, 2007

Response: The information has been deleted

Capitalization, page 15

4. We note that pro forma capitalization information has been removed in response to our prior comment 17. Please revise your presentation of capitalization to include pro forma information as if 25%, 50%, and 75% of the offering is completed.

Response: The information has been added.

Description of Business, page 27

5. We note your response to our prior comment 24 and reissue in part. We note that you refer to the company on page 28 as a “premier purveyor of innovative, fast-casual food.” Please revise the registration statement to remove any such marketing language. Also, revise to delete or provide substantiation for the statements in the second paragraph of this section that the hallmark of your restaurant is a “delicious” flavor profile, an “exceptional” customer experience, an “enjoyable” atmosphere. Similarly, please remove the statement that your brand is “highly appealing” to a broad spectrum of customers or reconcile with your annual and interim period losses.

Response: We have removed marketing language.

Industry Background, page 28

6. Please disclose the definition of a Fast Casual restaurant.

Response: We have added the definition of a fast casual restaurant.

Competition, page 29

7. We note your response to our prior comment 23. If true, please revise to clarify that while your stores account for about 2% of fast casual restaurants, the fast casual restaurants represent only about 2% of the restaurant business.

Response: We have eliminated this percentage discussion.

Results of Operations, page 34

8. We note your revised presentation of the changes in general and administrative expenses in response to our prior comment 31. However, the revised disclosure now contains more detail and no longer corresponds to the presentation in the statement of operations. Please revise your MD&A to include a table that details the different costs that make up your general and administrative expenses. The total should reconcile to the

Mr. John Stickel
Securities and Exchange Commission
January 2, 2007

statement of operations and the detail should correspond to your discussion as currently disclosed.

Response: The MD&A has been revised to include a table that details the different cost that make up general and administrative expenses. The discussion has been revised.

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, page 36

9. It appears as though the $250,000 of deferred franchise revenue at September 30, 2005 should instead refer to December 31, 2005, the period of the balance sheet presented in your interim financial statements, please revise.

Response: The date has been corrected.

10. Please revise to remove the fifth paragraph of this section, as it appears to be a duplicate of the fourth paragraph.

Response: The paragraph has been deleted.

11. Please revise the last paragraph to correctly state the loss from operations in the year ended December 31, 2005 as $489,370 per the statement of operations.

Response: The amount has been corrected.

Liquidity and Capital Resources, page 38

12. The $101,724 presented as cash used in operating activities for the period ended September 30, 2005 and the acquisition of assets of $10,184 in 2005 do not match amounts presented in your financial statements, please revise.

Response: The information has been corrected.

13. We reissue our prior comment 33 in its entirety. Please describe in greater detail the effect on your growth and operations if you are unable to sell 100% of the shares offered under this registration statement. Specifically, to the extent that you have prioritized certain elements of your development, please so state.

Response: Appropriate language regarding use of proceeds at different levels has been added.

Certain Relationships and Related Transactions, page 40

Mr. John Stickel
Securities and Exchange Commission
January 2, 2007

14. We note your response to our prior comment 35. As originally requested, please tell us how you valued the issuance of shares given that the shares were issued as payment for consulting services. Include in your response if the valuation was based on the fair value of the services of the shares and how this was determined. If $25,000 was the fair value of the services performed, please tell us how you determined that 100,000 shares corresponded to the value of the services.

Response: The services were valued at $25,000. This is the amount that was billed to the Company. The most recent issuance of shares for cash consideration, which was during the period, was at $0.25 per share. The Chief Financial Officer agreed to accept 100,000 at that value.

December 31, 2005 Financial Statements, page F-1
Other Income, page F-8

15. Please clarify for us the reclassifications made to your statement of operations in response to our prior comment 40. It is unclear from the changes on the statement of operations what changes have been made. Please confirm that rebates received from suppliers to your franchisees are recognized in revenue and rebates related to purchases for your company owned stores are reflected as a reduction of cost of sales.

Response: The statement of operations was changed reducing the amount of other income in 2005 by $6,000 the amount of rebate received and reducing cost of goods by an equal amount. No change was made in 2004 as the Company had no restaurant operations and did not receive rebates which related to its operations. The Company confirms that rebates received from suppliers that relate to franchisees are recognized in revenue (other income) and rebates related to purchases for our company owned stores are reflected as a reduction of cost of sales.

Exhibit 5.1

16. Please delete the third paragraph in the next amendment. The legality opinion will need to encompass Colorado law.

Response: The legal opinion encompasses Colorado law.

If you have any questions or further comments, please do not hesitate to contact Lisa Klein at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

By: /s/ Marc Geman
        Marc Geman